Exhibit 99.1

NewsRelease

TransCanada Announces Termination of
Energy East Pipeline and Eastern Mainline Projects

CALGARY, Alberta - October 5, 2017 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today it will no longer be proceeding with its proposed Energy East Pipeline and Eastern Mainline projects.

Following is a statement from TransCanada President and Chief Executive Officer Russ Girling:

After careful review of changed circumstances, we will be informing the National Energy Board that we will no longer be proceeding with our Energy East and Eastern Mainline applications. TransCanada will also notify Quebec’s Ministère du Developpement durable, de l’Environnement, et Lutte contre les changements climatiques that it is withdrawing the Energy East project from the environmental review process.

We appreciate and are thankful for the support of labour, business and manufacturing organizations, industry, our customers, Irving Oil, various governments, and the approximately 200 municipalities who passed resolutions in favour of the projects. Most of all, we thank Canadians across the country who contributed towards the development of these initiatives.

We will continue to focus on our $24 billion near-term capital program which is expected to generate growth in earnings and cash flow to support an expected annual dividend growth rate at the upper end of an eight to 10 per cent range through 2020.

As a result of its decision not to proceed with the proposed projects, TransCanada is reviewing its approximate $1.3 billion carrying value, including allowance for funds used during construction (AFUDC) capitalized since inception and expects an estimated $1 billion after-tax non-cash charge will be recorded in the company's fourth quarter results. TransCanada stopped capitalizing AFUDC on the project effective August 23, 2017, as disclosed on September 7, 2017. In light of the project’s inability to reach a regulatory decision, no recoveries of costs from third parties are expected.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,200 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated July 27, 2017 and 2016 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Terry Cunha / Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522